Exhibit 99.2

Santiago, July 14, 2022.

GG/ 152 / 2022

Mrs.

Solange Berstein Jáuregui

Chairperson

Commission for the Financial Market

Present

Ref.: Material Event Notice

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law No. 18.045 about Securities Markets and in Chapter 18-10 of the Updated Compilation of Rules of the Chilean Commission for the Financial Market (“CMF”), we inform the Commission of the following Material Event.

1.	As it is of public knowledge, Corp Group Banking S.A. (“CG Banking”), Compañía Inmobiliaria y de Inversiones SAGA SpA (“SAGA”) and certain affiliates of CG Banking as debtors in the Chapter 11 Cases (defined below) (CG Banking and SAGA, together with such affiliates, the “Debtors”), are in the process of exiting certain cases filed under chapter 11 of title 11 of the United States Code (the “Chapter 11 Cases”), commenced in June 2021 before the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), and that in connection therewith both CG Banking and SAGA will cease to be holders of common shares issued by Itaú Corpbanca.
2.	The foregoing is in accordance with the Seventh Amended Joint Plan of Liquidation of Corp Group Banking S.A. and its Debtor Affiliates [Docket No. 815] (the “Plan”), which was confirmed by the Bankruptcy Court on June 16, 2022 and which Plan became effective on July 14, 2022 (the “Plan Effective Date”). The Plan provides, among other things, for the Debtors to return all of their pledged Itaú Corpbanca common shares to their secured creditors on or shortly after the Plan Effective Date, to sell a portion of their unpledged Itaú Corpbanca common shares to raise cash to pay their bankruptcy expenses and certain of their creditors prior to and shortly after the Plan Effective Date, and to transfer the remainder of their unpledged Itaú Corpbanca common shares to their unsecured creditors on or shortly after the Plan Effective Date.
3.	In this context, Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones GASA Limitada and other related companies of CG Banking, executed on June 3, 2022 a Mutual Termination Letter, to terminate, among other agreements, the Amended and Restated Transaction Agreement, dated as of January 20, 2017 (as amended, amended and restated, supplemented or otherwise modified from time to time), effective as of the Plan Effective Date.
4.	In addition, Itaú Corpbanca has been informed that CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda and Itaú Unibanco Holding S.A., executed a Mutual Termination Letter on July 14, 2022, to terminate the Shareholders Agreement, dated as of April 1, 2016 (as amended, amended and restated, supplemented or otherwise modified from time to time), as well as certain share purchase agreements, executed on October 26, 2016, September 13, 2017, October 12, 2018 and September 10, 2020, in each case effective as of the Plan Effective Date.
5.	As part of the implementation of the Plan, CG Banking transferred to a subsidiary of Itaú Unibanco Holding S.A. – ITB Holding Brasil Participações Ltda. – a total of 94,077,808,763 shares of Itaú Corpbanca. As a result, Itaú Unibanco Holding S.A. and its affiliates hold as of today 65.62% of Itaú Corpbanca’s common shares.
6.	Therefore, and pursuant to the terms of the Plan, following the Plan Effective Date, CG Banking and Saga will cease to have any beneficial interest in common shares of Itaú Corpbanca and within about six months after the Plan Effective Date, CG Banking and SAGA will cease to be holders of common shares of Itaú Corpbanca.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca